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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2020 (MM/DD/YY) AND ENDING 06-30-2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive
(No. and Street)

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada 805-371-8020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura
Subscribed and sworn to (or affirmed) before me on this 13 day of August, 2021 by Jerry Sanada proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

CHERYL ANN MCEWAN
Notary Public – California
Ventura County
Commission # 2224040
My Comm. Expires Dec 30, 2021

Alliance Advisory & Securities, Inc.

Statement of Financial Condition

June 30, 2021

Assets

Cash and cash equivalents	$ 614,160
Accounts receivable	673,907
Receivable from related party	327,576
Prepaid expenses and other	11,661
Total assets	$ 1,627,304

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 88,799
Deferred income tax payable	158,472
Income tax payable	38,290
Commissions payable	433,072
Total liabilities	718,633
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 109,000 shares issued and outstanding	1,030
Additional paid in capital	46,970
Retained earnings	860,671
Total stockholder's equity	908,671
Total liabilities and stockholder's equity	$ 1,627,304

The accompanying notes are an integral part of these financial statements.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Alliance Advisory & Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the "Company") as of June 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

As discussed in Note 8 to the financial statements, Alliance Advisory & Securities, Inc. the Company filed a BDW and withdrew their registration as a broker-dealer prior to the date of these financial statements. Our opinion is not modified with respect to this matter.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 12, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

PLACE
NOTARIZED
FACING PAGES
HERE

Alliance Advisory & Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended June 30, 2021

Alliance Advisory & Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2021

		Amount
Total assessment	$	4,700
SIPC-6 general assessment Payment made on January 29, 2021		(2,129)
SIPC-7 general assessment Payment made on August 4, 2021		(2,571)
Total assessment balance **(overpayment carried forward)**	$	-

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Alliance Advisory & Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Alliance Advisory & Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Alliance Advisory & Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Alliance Advisory & Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting that reimbursed expenses of $126,600 were included in total revenues on the SIPC-7.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Alliance Advisory & Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Alliance Advisory & Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 12, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Alliance Advisory & Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2021

Alliance
Advisory
& Securities, Inc.
A Registered Investment Advisor / Member FINRA & SIPC

CREDENTIALED ADVISORS:

Sandi Bublitz, CFP®
Lee H. Falberg, MBA
Patrick McIlrath, MBA, MFP®, CRPC®
Michael J. Michalov, CFP®
Hoby Pearce, CFP®, CKA®
Jerry V. Sanada, CFP®, CFA®
Randy Sanada Jr., CFP®, CKA®
Randall P. Sanada, CFP®, ChFC®, MSFS, CKA®

Assertions Regarding Exemption Provisions

We, as members of management of Alliance Advisory & Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, investment advisory services and private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending June 30, 2021.

Name of Company.

By:
Jerry Sanada ______________

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholder of Alliance Advisory & Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Alliance Advisory & Securities, Inc. claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, investment advisory services and private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Alliance Advisory & Securities, Inc. did not identify any exceptions with their exempt status throughout the year ended June 30, 2021. Alliance Advisory & Securities, Inc.'s management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliance Advisory & Securities, Inc.'s compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Alliance Advisory & Securities, Inc.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
Augusrt 12, 2021

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Alliance Advisory & Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2021

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2021

Revenues		
Advisory income	$	3,138,886
Commission income		98,662
Interest and dividends		54
Other income		354,039
Total revenues		3,591,641
Expenses		
Employee compensation and benefits		936,082
Commission expense		1,802,626
Occupancy expenses		156,000
Communications		3,241
Other operating expenses		222,108
Reimbursed expenses		(126,600)
Total expenses		2,993,457
Net income (loss) before income tax provision		598,184
Income tax provision (benefit)		113,700
Net income (loss)	$	484,484

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2020	$ 1,030	$ 46,970	$ 376,187	$ 424,187
Net income (loss)	-	-	484,484	484,484
Balance at June 30, 2021	$ 1,030	$ 46,970	$ 860,671	$ 908,671

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2021

Cash flow from operating activities:		
Net income (loss)		$ 484,484
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
PPP loan forgiveness	$ (308,700)	
(Increase) decrease in assets:		
Accounts receivable	(147,322)	
Receivable from related party	(47,155)	
Prepaid expenses and other	(6,369)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	73,300	
Deferred income tax payable	75,409	
Income tax payable	38,290	
Commissions payable	127,790	
Total adjustments		(194,758)
Net cash and cash equivalents provided by (used in) operating activities		289,726
Net cash and cash equivalents provided by (used in) in investing activitie		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		289,726
Cash and cash equivalents at beginning of yeai		324,434
Cash and cash equivalents at end of year		$ 614,160

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

Supplemental disclosure of non-cash transactions:
During the year, the Company recevied a PPP Loan, which was then fully forgiven in the amount of $308,700.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Alliance Financial Group, Inc. ("AFG")

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including providing financial planning, consulting, insurance, investment advisory and securities brokerage services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

Investment advisory fees are based on contractual rates applied to assets managed. The Company provides investment advisory services daily. Investment advisory fees are accrued and recognized monthly and quarterly, based on previous quarterly period-end values, as the fees relate specifically to the services provided in that period. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives of five (5) years by the straight-line method. At June 30, 2021, all furniture and equipment has been fully depreciated.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ 6,914	$75,411	$82,325
State	$31,375	0	$31,375
Total income tax expense (benefit)	$38,289	$75,411	$113,700

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction.

For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2021, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company provides investment management and/or other services for four limited partnerships owned and controlled by ("AFG"). During the year ended June 30, 2021, the Company received $700,180 in revenue for services to these partnerships. This amount is included in commission income on the accompanying Statement of Income.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2021, the Company incurred $156,000 in occupancy fees. These fees include various administrative expenses, rental of office equipment, furniture and office space.

The Company pays all salaries and provides all office supplies and services for itself and for AFG and its subsidiaries. For the year ended June 30, 2021, ABLP Management, Alliance Entrust, Commune Capital, Hoby Pearce CFP, Resop Management, Randy Sanada CFP, and Randall Sanada CFP (sister companies) reimbursed the Company $1,126,600 for salaries and benefits and for rent, which are included in reimbursed expenses on the Statement of Income .

At June 30, 2021 the receivables from related parties amounts to $327,577. Net of reserve of $89,926.

The Company is reimbursed by its registered representatives for license fees, insurance and rent expenses incurred on their behalf. For the year ended June 30, 2021, the Company was reimbursed $7,371 for licenses $38,730 for insurance and $836 for dues, all of which are included in Other operating expenses on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's"). For the year ending June 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (SEA rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2021, the Company had net capital of $558,006 which was $510,097 in excess of its required net capital of $47,909 and the Company's ratio of aggregate indebtedness (718,633) to net capital was 1.29 to 1.

Note 6: RETIREMENT PLAN

The Company's retirement plan the "Plan" is a Section 401(k) plan which covers all eligible employees and representatives. Employees over 21 are eligible after completing one month of employment on a full-time or part-time basis. The Plan was effective on December 1, 2016, and provides for a Company matching contribution of at least 3% of eligible employee compensation which vests immediately. The Company made a matching contribution of $74,475 for the year ended June 30, 2021, of which $46,247 was reimbursed by registered representatives. The net contribution amount was $28,228. There was a profit sharing accrual of $70,000 for the year ended June 30, 2021.

Note 7: LOAN PAYABLE- PPP

The Company has incurred $308,700 of indebtedness under the SBA Paycheck Protection Program of the CARES Act. Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. On December 7, 2020 the $308,700 was forgiven by the SBA Paycheck Protection Program of the Cares Act and recorded as income per GAAP.

Note 8: BROKER DEALER WITHDRAWAL

On June 23, 2021 the Company filed Form BDW with FINRA to withdraw its Broker-Dealer registration. Consequently, the Company will no longer be able to receive commission income from customers' securities transactions in the future.

Note 9: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC or SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of June 30, 2021

Computation of net capital		
Common stock	$ 1,030	
Additional paid-in capital	46,970	
Retained earnings	860,670	
Total stockholder's equity		$ 908,670
Less: Non-allowable assets		
Receivable from related party	(327,576)	
Prepaid expenses and other	(11,661)	
Total non-allowable assets		(339,237)
Net capital before haircuts		569,434
Less: Haircuts and undue concentration		
Haircut on money markets	(11,428)	
Total haircuts & undue concentration		(11,428)
Net capital		558,006
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 47,909	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above		(47,909)
Excess net capital		$ 510,097
Aggregate Indebtedness		$ 718,633
Ratio of aggregate indebtedness to net capital		1.29: 1.0

There was no material difference between the net capital computation shown here and the net capital computation on the Company's most recently filed Part IIA Form X-17A-5 report dated June 30, 2021.

See report of independent registered public accounting firm

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2021

The Computation for Determination of the Reserve Requirements is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, investment advisory services and private placements of securities. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

Alliance Advisory & Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2021

Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, investment advisory services and private placements of securities. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

Alliance Advisory & Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholder of Alliance Advisory & Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Alliance Advisory & Securities, Inc. claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, investment advisory services and private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Alliance Advisory & Securities, Inc. did not identify any exceptions with their exempt status throughout the year ended June 30, 2021. Alliance Advisory & Securities, Inc.'s management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliance Advisory & Securities, Inc.'s compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Alliance Advisory & Securities, Inc.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
Augusrt 12, 2021

Alliance
Advisory
& Securities, Inc.
A Registered Investment Advisor / Member FINRA & SIPC

CREDENTIALED ADVISORS:
Sandi Bublitz, CFP®
Lee H. Falberg, MBA
Patrick McIlrath, MBA, MFP®, CRPC®
Michael J. Michalov, CFP®
Hoby Pearce, CFP®, CKA®
Jerry V. Sanada, CFP®, CFA®
Randy Sanada Jr., CFP®, CKA®
Randall P. Sanada, CFP®, ChFC®, MSFS, CKA®

Assertions Regarding Exemption Provisions

We, as members of management of Alliance Advisory & Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, investment advisory services and private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending June 30, 2021.

Name of Company.

By:
Jerry Sanada ____________________

3390 Auto Mall Drive • Westlake Village, CA 91362 • **(805) 371-8020** • Toll-free (888) 234-7526
FAX: (805) 371-8008 • www.allianceadvisory.com • California License #0735916

Alliance Advisory & Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Alliance Advisory & Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Alliance Advisory & Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Alliance Advisory & Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Alliance Advisory & Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting that reimbursed expenses of $126,600 were included in total revenues on the SIPC-7.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Alliance Advisory & Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Alliance Advisory & Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc. *Alvarez & Associates, Inc.*

Northridge, California
August 12, 2021

Alliance Advisory & Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2021

	Amount
Total assessment	$ 4,700
SIPC-6 general assessment Payment made on January 29, 2021	(2,129)
SIPC-7 general assessment Payment made on August 4, 2021	(2,571)
Total assessment balance **(overpayment carried forward)**	$ -

Alliance Advisory & Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statement
For the Year Ended June 30, 2021

PLACE NOTARIZED FACING PAGES HERE

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Alliance Advisory & Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

SEC Mail Processing

Basis for Opinion

SEP 07 2021

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Washington DC

As discussed in Note 6 to the financial statements, Alliance Advisory & Securities, Inc. the Company filed a BDW and withdrew their registration as a broker-dealer prior to the date of these financial statements. Our opinion is not modified with respect to this matter.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 12, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2021

Assets

Cash and cash equivalents	$ 614,160
Accounts receivable	673,907
Receivable from related party	327,576
Prepaid expenses and other	11,661
Total assets	$ 1,627,304

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 88,799
Deferred income tax payable	158,472
Income tax payable	38,290
Commissions payable	433,072
Total liabilities	718,633
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 109,000 shares issued and outstanding	1,030
Additional paid in capital	46,970
Retained earnings	860,671
Total stockholder's equity	908,671
Total liabilities and stockholder's equity	$ 1,627,304

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Alliance Financial Group, Inc. ("AFG")

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including providing financial planning, consulting, insurance, investment advisory and securities brokerage services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

Investment advisory fees are based on contractual rates applied to assets managed. The Company provides investment advisory services daily. Investment advisory fees are accrued and recognized monthly and quarterly, based on previous quarterly period-end values, as the fees relate specifically to the services provided in that period. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives of five (5) years by the straight-line method. At June 30, 2021, all furniture and equipment has been fully depreciated.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RELATED PARTY TRANSACTIONS

The Company provides investment management and/or other services for four limited partnerships owned and controlled by ("AFG"). During the year ended June 30, 2021, the Company received $700,180 in revenue for services to these partnerships. This amount is included in commission income on the accompanying Statement of Income.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2021, the Company incurred $156,000 in occupancy fees. These fees include various administrative expenses, rental of office equipment, furniture and office space.

The Company pays all salaries and provides all office supplies and services for itself and for AFG and its subsidiaries. For the year ended June 30, 2021, ABLP Management, Alliance Entrust, Commune Capital, Hoby Pearce CFP, Resop Management, Randy Sanada CFP, and Randall Sanada CFP (sister companies) reimbursed the Company $1,126,600 for salaries and benefits and for rent, which are included in reimbursed expenses on the Statement of Income .

At June 30, 2021 the receivables from related parties amounts to $327,577. Net of reserve of $89,926.

The Company is reimbursed by its registered representatives for license fees, insurance and rent expenses incurred on their behalf. For the year ended June 30, 2021, the Company was reimbursed $7,371 for licenses $38,730 for insurance and $836 for dues, all of which are included in Other operating expenses on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 3: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's"). For the year ending June 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the

Note 3: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (SEA rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2021, the Company had net capital of $558,006 which was $510,097 in excess of its required net capital of $47,909 and the Company's ratio of aggregate indebtedness (718,633) to net capital was 1.29 to 1.

Note 5: LOAN PAYABLE- PPP

The Company has incurred $308,700 of indebtedness under the SBA Paycheck Protection Program of the CARES Act. Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. On December 7, 2020 the $308,700 was forgiven by the SBA Paycheck Protection Program of the Cares Act and recorded as income per GAAP.

Note 6: BROKER DEALER WITHDRAWAL

On June 23, 2021 the Company filed Form BDW with FINRA to withdraw its Broker-Dealer registration. Consequently, the Company will no longer be able to receive commission income from customers' securities transactions in the future.

Note 7: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC or SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.